DC
No Act
P.E. 1-2-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043113

January 17, 2007

Peter M. Ziparo
Assistant General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2007

Re: Visteon Corporation
Incoming letter dated January 2, 2007

Dear Mr. Ziparo:

This is in response to your letter dated January 2, 2007 concerning the shareholder proposals submitted to Visteon Corporation by Fredrick P. Wilson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

1111335

Peter M. Ziparo
Assistant General Counsel,
Corporate and Securities

Visteon Corporation
One Village Center Drive
Van Buren Twp., MI 48111
Tel 734.710.5266
Fax 734.736.5560
pziparo@visteon.com

January 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2007 Visteon Corporation Proxy Statement
Stockholder Proposal From Mr. Fredrick P. Wilson
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated December 4, 2006 (the "Proposal") from Mr. Fredrick P. Wilson of Grand Blanc, Michigan (the "Proponent")(**See Exhibit A**).

Visteon believes that the Proposal may properly be omitted from the proxy materials for Visteon's annual meeting of stockholders scheduled to be held on May 10, 2007 (the "2007 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Visteon's proxy statement for its 2006 annual meeting was dated and released on March 30, 2006 **(See Exhibit B)**. Pursuant to Rule 14a-8(e)(1), Visteon's proxy statement for its 2006 annual meeting informed stockholders that proposals for the 2007 Annual Meeting had to be received by December 1, 2006 to be considered for inclusion in Visteon's 2007 proxy statement **(See Exhibit B)**.

The Proposal was received by Visteon on December 6, 2006, which was after the December 1, 2006 deadline. As such, the Proposal is untimely and may be excluded from Visteon's proxy materials for its 2007 Annual Meeting. See, e.g., Visteon Corporation. (June 20, 2006)(staff permitted exclusion of proposal by same Proponent received after submission deadline for 2006 annual meeting); and Oxford Health Plans, Inc. (May 12, 1999)(staff permitted the exclusion of a proposal received three weeks after mailing of proxy materials).

* * *

We are sending the Proponent a copy of this submission, as notice indicating the procedural defect and advising him of our intent to exclude the Proposal from our proxy materials, and the Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the staff. Thank you very much for your attention and interest in this matter.

Very truly yours,

Peter M. Ziparo
Assistant General Counsel

/dmb

Enclosures

Copy, with exhibits, to:

Mr. Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, MI 48439-5119

Exhibit A
RECEIVED
DEC 06 2006

December 4, 2006

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
Eve PH: 810-694-6628
Day Ph: 810-257-5142
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Mr. John Donofrio
Sr. VP and General Counsel, Visteon Corporation
Corporate Officer, Visteon Corporation
Visteon Corporation
One Village Center Drive,
Van Buren Township, MI 48111

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2007 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Mr. Donofrio;

The first attachment is a letter from Fidelity, Inc., the brokerage holding my stock, attesting to the purchase date of my Visteon Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 05, 2005 and the quantity is 100 shares. An additional 200 shares were purchased on 31OCT2006. The stock is valued today at about $8.11 per share, or about $2,433.

I do intend to continue to own these shares of Visteon stock beyond May 10, 2007, and for many years beyond that and to prosper from that.

The second attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 500 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,

Fredrick P. Wilson
Fredrick P. Wilson

Att: 1) Letter from Fidelity, Inc regarding ownership of my Visteon Stock.

2) Stockholder Proposal: SUPPORT VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

November 28, 2006

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119

Dear Mr. Wilson:

Per your request, this letter serves as confirmation of ownership of Visteon Corporation (VC). Listed below are the lots you purchased of VC in your Fidelity account

Date	***Number of Shares***	***Cost Basis for Lot***[1]
12/05/05	100.000	$670.00
10/31/06	200.000	$1,466.00

The current value of your 300 shares of VC based on yesterday's closing price is $2,406.00. You have not sold any shares of VC in this account since your purchase on December 5, 2005. I hope you find this information helpful. If you have any questions regarding this issue, please contact me directly at 800-790-0851, extension 27380, and I would be happy to assist you. For any other issues or general inquiries, please contact any Fidelity representative at 800-544-6666. Thank you very much for your business.

Sincerely,

Pamela Guernon
Client Service Specialist

Our File: W038659-16NOV06

[1] Fidelity provides cost basis and associated change since purchase information to you as a courtesy service. Such information may not reflect all adjustments necessary for tax reporting purposes. You should verify cost basis and corresponding change since purchase information provided by Fidelity against your own records when calculating reportable gain or loss resulting from a sale. You are solely responsible for the accuracy of cost basis and change since purchase information reported to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, Fidelity-provided cost basis and change since purchase information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the first-in, first-out (FIFO) method (for unrestricted securities other than open-end mutual funds) or the average cost-single category (ACSC) method (for open-end mutual funds). Consult your tax advisor for further information.

SUPPORT NEW VEHICLE FUEL ECONOMY IMPROVEMENTS TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Visteon's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in supporting improving the fuel economy of all customer's new light trucks and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06

Visteon

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	WEDNESDAY, MAY 10, 2006
TIME:	11:00 AM EASTERN DAYLIGHT TIME
LOCATION:	HOTEL DU PONT 11th & MARKET STREETS WILMINGTON, DELAWARE USA

To Visteon Stockholders,

We invite you to attend our 2006 Annual Meeting of Stockholders at the Hotel du Pont. At this meeting, you and the other stockholders will be able to vote on the following proposals, together with any other business that may properly come before the meeting:

1. *Elect two directors to the Board of Directors for three-year terms.* The Board has nominated for re-election Charles L. Schaffer and Kenneth B. Woodrow, both current directors.

2. *Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent auditors for fiscal year 2006.* PricewaterhouseCoopers LLP served in this same capacity in fiscal year 2005.

3. *Approve amendments to the Visteon Corporation 2004 Incentive Plan.*

4. *Approve an amendment to the Visteon Corporation Non-Employee Director Stock Unit Plan.*

5. *If presented, consideration of a shareholder proposal relating to annual election of directors.*

You may vote on these proposals in person or by proxy. If you cannot attend the meeting, we urge you to vote by proxy, so that your shares will be represented and voted at the meeting in accordance with your instructions. (See the attached proxy statement for details on voting by proxy.) Of course, if you attend the meeting, you may withdraw your proxy and vote your shares. Only stockholders of record at the close of business on March 15, 2006, will be entitled to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

Heidi A. Sepanik

Heidi A. Sepanik
Secretary

Van Buren Township, Michigan
March 30, 2006

Other Matters

Neither the company nor its directors intend to bring before the Annual Meeting any matters other than the election of the two directors, the ratification of the company's independent auditors, approval of amendments to equity plans, and the consideration of a shareholder proposal. Also, they have no present knowledge that any other matters will be presented by others for action at the meeting.

2007 STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder proposals that are intended to be included in the company's proxy materials for the 2007 Annual Meeting must be presented pursuant to Securities and Exchange Commission Rule 14a-8 and received by the Secretary of the company no later than December 1, 2006.

A stockholder that intends to present business at the 2007 Annual Meeting other than pursuant to Rule 14a-8, which may not be included in the company's proxy materials, must comply with the requirements set forth in the company's by-laws. Among other things, a stockholder must give written notice of its intent to bring business before the 2007 Annual Meeting to the company no later than December 1, 2006. However, if the date for the 2007 Annual Meeting is more than 30 calendar days prior to, or after, May 10, 2007, then such written notice must be received no later than the tenth day following the day on which we announce the annual meeting date to the public. This written notice must contain specified information as set forth in the company's by-laws.

You may recommend any person to be a director by writing to the Secretary of the company. The deadline for submitting written notice nominating a director is the same as that set forth above for other matters proposed to be presented at the 2007 Annual Meeting. This notice also must include, among other things, the name, age, address, occupations and stockholdings of the proposed nominee.

To the extent permitted, the company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

MISCELLANEOUS

The company has adopted a code of business conduct and ethics entitled, "Ethics and Integrity Policy", which is applicable to the directors and all employees of the company, including the principal executive officer, the principal financial officer and the principal accounting officer. A copy of the ethics policy as well as Corporate Governance Guidelines and Board Committee Charters are available on our website at *www.visteon.com*, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at vcstock@visteon.com.

Visteon's 2005 Annual Report, including its Annual Report on Form 10-K for the year ended December 31, 2005 (and consolidated financial statements), is being mailed to you with this proxy. **Stockholders may obtain, at no charge, an additional copy of our Annual Report on Form 10-K for the year ended December 31, 2005, including exhibits thereto, by contacting our Shareholder Relations department in writing at One Village Center Drive, Van Buren Township, MI 48111; by phone (877) 367-6092; or via email at *vcstock@visteon.com*.** Our periodic and current reports, including our Annual Report on Form 10-K, and any amendments thereto are also available through our internet website at www.visteon.com/investors.

Securities and Exchange Commission rules allow us to send a single set of our annual report and proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. These rules benefit both you and Visteon. It reduces the volume of duplicate information received at your household and helps to reduce Visteon's printing and mailing expenses. Each stockholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact our transfer agent, The Bank of New York, by calling their toll free number, (877) 881-5962.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Visteon Corporation
Incoming letter dated January 2, 2007

The proposal relates to executive compensation.

There appears to be some basis for your view that Visteon may exclude the proposal under rule 14a-8(e)(2) because Visteon received it after the deadline for submitting proposals. We note in particular your representation that Visteon did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Visteon omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Special Counsel